

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Christopher Mulgrew
Chief Financial Officer
Hawkeye Systems, Inc.
6605 Abercorn, Suite 204
Savannah, GA 31405

> **Re: Hawkeye Systems, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2020**
> **File No. 333-227029**

Dear Mr. Mulgrew:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences